SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                                 OZOLUTIONS INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                   45938Y 10 7
                                 (CUSIP Number)



                                BETTY-ANN HARLAND
         30 Denver Crescent, Suite 200 Toronto, Ontario, Canada M2J 1G8

                                 (416) 490-0254
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               SEPTEMBER 23, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [_].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.


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
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Betty-Ann Harland
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                       (b) [x]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS
     2(d) or 2(e)                                                          [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
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  NUMBER OF    7    SOLE VOTING POWER
   SHARES           21,000,0000 shares of the common stock of the Issuer
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH
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               8    SHARED VOTING POWER
                    None
--------------------------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
                    15,000,000 shares of the common stock of the Issuer
--------------------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,000,000 shares of the common stock of the Issuer
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     30.5% of the common stock of the Issuer
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------


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
ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock of Ozolutions Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 30 Denver Crescent, Suite 200 Toronto, Ontario, Canada M2J 1G8.

ITEM 2. IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D is hereby filed by Betty-Ann Harland, an individual (the "Reporting Person"). The Reporting Person's business address is 30 Denver Crescent, Suite 200 Toronto, Ontario, Canada M2J 1G8. The Reporting Person is a director, chairman, and chief executive officer of the Issuer.

     On September 23, 2004, pursuant to the terms of the Private Placement Agreement attached to this Schedule 13D as an exhibit, the Reporting Person acquired 15,000,000 shares of the common stock of the Issuer. The Reporting Person acquired the shares of the common stock from the Issuer. All of the shares acquired by the Reporting Person bear a legend restricting their disposition as required by the Securities Act of 1933, as amended.

     During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person used US $25,000.00 of her personal funds as consideration for the purchase of the common shares of the Issuer pursuant to the Private Placement Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person acquired her interest in the Issuer solely for investment purposes. Subsequent to the completion of the stock purchase transaction, the Reporting Person was elected director, chairman and chief executive officer of the Issuer. Concurrently with the election of the Reporting Person as an officer and director of the Issuer, James A. Clemenger resigned as director and secretary of the Issuer, Douglas Robertson resigned as chief financial officer of the Issuer, and D. Brian Robertson was appointed chief financial officer of the Issuer. As an officer and director of the Issuer, the Reporting Person has the power of influencing the management of the Issuer as to various business and corporate matters. Following the stock purchase transaction, the Issuer has the following officers and directors:


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
             NAME                               POSITION
             ----                               --------

      Betty-Ann Harland     Chairman, Chief Executive Officer, and Director

      Max Weissengruber     President, Chief Operating Officer, and Director

       Brian Robertson                  Chief Financial Officer

      Douglas Robertson                        Director

      Robert W. Gingell                        Director

       Arthur N. Kelly                         Director

     On October 18, 2004, 1421209 Ontario Limited granted to the Reporting Person an irrevocable proxy to vote 6,000,000 shares of the Issuer's common stock in favor of the change in the Issuer's domicile and corporate name.

     On October 12, 2004, 1421209 Ontario Limited granted to the Issuer an option to redeem 3,000,000 shares of the Issuer's common stock, which are currently held in escrow, for a total sum of US $25,000.00, payable in two installments. The first installment of US $10,000 was paid by the Issuer on October 12, 2004, and the balance of US $15,000.00 is due on or before February 1, 2005. In the event that the Issuer does not pay the second installment of US $15,000.00, the Issuer's option to redeem the 3,000,000 shares of the Issuer's common stock will terminate. The Issuer plans to cancel the 3,000,000 shares of the Issuer's common stock upon their redemption from 1421209 Ontario Limited. In any event, the Reporting Person will retain her proxies to vote 6,000,000 shares of the Issuer's common stock, granted by 1421209 Ontario Limited.

     The Reporting Person plans to cause the Issuer to change its state of incorporation from Delaware to Nevada. As part of the change of domicile, the Issuer will adopt a new corporate name, articles of incorporation and bylaws. The Issuer filed an appropriate Schedule 14C under the Act to implement the desired changes. Moreover, the Issuer's business may be changed. Upon occurrence of such corporate events, the Issuer will promptly file a current report on Form 8-K with the SEC to report the changes.

     Other than the option to redeem our shares and the completed stock purchase transaction described in Items 2, 3 and 4, and except as discussed above, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     1. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     4. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     5. Any material change in the present capitalization or dividend policy of the Issuer;

     6. Any other material change in the Issuer's business or corporate structure;

     7. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;


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
     8. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     10.  Any  action  similar  to  any  of  those  enumerated  above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person may be deemed to be the beneficial owner of 15,000,000 shares of the common stock of the Issuer which constitute approximately 30.5 percent of the outstanding shares of the common stock of the Issuer. The Reporting Person has the sole power to vote and to dispose of all shares of the common stock of the Issuer owned by her directly. In addition, the Reporting Person has the power to vote the 6,000,000 shares of the Issuer's common stock in favor of the change in the Issuer's name and domicile pursuant to the proxy granted to the Reporting Person by 1421209 Ontario Limited. With respect to the change in Issuer's domicile and name, the Reporting Person will have the power to vote 21,000,000 shares of the Issuer's common stock, which constitutes approximately 42 percent of the Issuer's issued and outstanding common stock.

     Other than the transactions described in Items 2, 3 and 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as stated above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT                          IDENTIFICATION OF EXHIBIT
   NO.                            -------------------------
---------

   1       Private Placement Agreement between Ozolutions Inc. and Betty-Ann Harland.


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  December  8,  2004.

                                             -----------------------------------
                                             BETTY-ANN HARLAND


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